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                                 UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              WORLDBID CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   98156R 10 8
                     ______________________________________
                                 (CUSIP Number)



                                LOGAN B. ANDERSON
                                 15 Hill Cresent
                             Pembroke, Bermuda HM02
                                  (360) 332-1752
________________________________________________________________________________
      (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                                  MARCH 5, 2003
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------

1.     Names  of  Reporting  Persons:     LOGAN  ANDERSON
I.R.S.  Identification  Nos.  of  above  persons  (entities  only):  N/A

--------------------------------------------------------------------------------
2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]
--------------------------------------------------------------------------------


3.     SEC  Use  Only:
--------------------------------------------------------------------------------


4.     Source  of  Funds  (See  Instruction):  OO  (CONVERSION OF CONVERTIBLE
                                                    NOTES)
--------------------------------------------------------------------------------


5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e):     [   ]
--------------------------------------------------------------------------------

6.     Citizenship  or  Place  of  Organization:     CANADIAN
--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          46,590,000  SHARES

8.     Shared  Voting  Power:        NIL  SHARES

9.     Sole  Dispositive  Power:     46,590,000  SHARES

10.    Shared  Dispositive  Power:   NIL  SHARES
--------------------------------------------------------------------------------


11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
       46,590,000  SHARES

--------------------------------------------------------------------------------

12.     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions):     [   ]
--------------------------------------------------------------------------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):   45.7%

--------------------------------------------------------------------------------

14.     Type  of  Reporting  Person  (See  Instructions):    IN
--------------------------------------------------------------------------------

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------


ITEM  1.          SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Worldbid Corporation, a Nevada Corporation (the "Issuer") and is being filed by Logan Anderson (the "Reporting Person"). The Issuer's current principal executive offices are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM  2.          IDENTITY  AND  BACKGROUND

(a)       Name.

          The  name  of  the  Reporting  Person  is  Logan  Anderson.

(b)       Business  Address.

          The residential address of the Reporting Person is 15 Hill Crescent,Pembroke, Bermuda HM02.

(c)       Occupation  and  Employment.

          The Reporting Person is a director and the president and chief executive officer of the Issuer. The Reporting Person was appointed as one of the Company's directors and as the Issuer's president on August 10, 1998. The Reporting Person was appointed as the Issuer's chief executive officer on July 31, 2001. The Reporting Person is a graduate of Otago University, New Zealand, with a Bachelor's Degree of Commerce in Accounting and Economics (1977). He is an Associated Chartered Accountant (New Zealand) and was employed by Coopers & Lybrand in New Zealand (1977-1980) and Canada (1980-1982). Mr. Anderson has been Principal and President of Amteck Financial Services Company, a private financial consulting service company since 1993.

(d)       Criminal  Proceedings.

          During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Civil  Proceedings.

          During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship.

          The  Reporting  Person  is  a  Canadian  citizen.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On March 5, 2003, the Reporting Person converted 372 of the Issuer's 15% guaranteed convertible notes due September 30, 2004 (the "Convertible Notes") held by the Reporting Person with the aggregate principal amount of $372,000. The Convertible Notes, together with an aggregate of 7,440,000 of the Issuer's Series X Share Purchase Warrants, were issued to the Reporting Person in consideration for the conversion of an aggregate of $372,000 of accrued consultant fees payable by the Issuer to the Reporting Person and shareholder loans advanced by the Reporting Person to the Issuer using the Reporting Person's personal funds.

The Convertible Notes were convertible into common shares of the Issuer, at the option of the Reporting Person, on the basis of the lesser of 50% of the average market price of the Issuer's shares for the 10 day period

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------


preceding conversion or $0.05 per share. The Convertible Notes were converted by the Reporting Person at a deemed conversion price of one share for each $0.01 of Convertible Note on March 5, 2003 based on the market price of the Issuer's common stock for the 10 day period preceding conversion. As a consequence of this conversion, an aggregate of 37,200,000 shares the "Shares") were issued by the Issuer to the Reporting Person.

Each Series X Share Purchase Warrant entitles the Reporting Person to purchase one common share of the Issuer's common stock on the following basis:

     (a)  $0.05  per  share  if  exercised  prior  to  September  30,  2002;
     (b) $0.10 per share if exercised after September 30, 2002 and prior to September 30, 2003; and
     (c) $0.15 per share if exercised after September 30, 2003 and prior to September 30, 2004.

ITEM  4.    PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the Shares by the conversion of the Convertible Notes by the Reporting Person was a passive investment in the Issuer's common stock. The Reporting Person is a director of the Company and the president and chief financial officer of the Company. Depending on market conditions and other factors, the Reporting Person may acquire additional shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section  13  of  the  Investment  Company  Act  of  1940;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (k)  any  action  similar  to  any  of  those  enumerated  above.

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------


ITEM  5.          INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a)     Aggregate  Number  and  Percentage  of  Securities.

The Reporting Person is the beneficial owner of 46,590,000 shares of Common Stock of the Issuer, representing 45.7% of the Issuer's outstanding shares of common stock and consisting of the following:

     (i)  1,400,000  shares held by the Reporting Person prior to March 5, 2003;

     (ii) 37,200,000 shares issued to the Reporting Person upon conversion of the Convertible Notes on March 5, 2003;

     (iii) 7,440,000 shares deemed to be beneficially held by the Reporting Person that may by issued by the Issuer upon exercise of the Series X Share Purchase Warrants held by the Reporting Person;

     (iv) 300,000 shares deemed to be beneficially held by the Reporting Person that may by issued by the Issuer upon exercise of stock options held by the Reporting Person;

     (v) 250,000 shares deemed to be beneficially held by the Reporting Person that may by issued by the Issuer upon exercise of share purchase warrants held by the Reporting Person.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.
Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the Reporting Person as disclosed above does not necessarily reflect the Reporting Person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 14, 2003. As of March 10, 2003, there were
93,999,901  shares  of  the  Issuer's  common  stock  issued  and  outstanding.

(b)  Power  to  Vote  and  Dispose.

     The Reporting Person has sole voting and dispositive power over all shares beneficially owned by the Reporting Person.

(c)  Transactions  Within  the  Past  60  Days.

     Except as disclosed herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)  Certain  Rights  of  Other  Persons.

     Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.

     Not  applicable.

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP  No.  98156R  10  8
--------------------------------------------------------------------------------


ITEM  7.        MATERIAL  TO  BE  FILED  AS  EXHIBITS.

   Exhibit     Description
   -------     -----------
      1        Form  of  15%  Guaranteed  Convertible  Notes  of Worldbid
               Corporation (1)

(1) Incorporated by reference from the Issuer's Form 10-QSB Quarterly Report filed with the Securities and Exchange Commission on December 24, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March  14,  2003
                                   _________________________________________
                                        Date

                                       /s/ LOGAN  ANDERSON
                                   _________________________________________
                                        Signature  of  Authorized  Signatory


                                   _________________________________________
                                        Name/Title  of  Authorized  Signatory

                                        LOGAN  ANDERSON
                                   _________________________________________
                                        Name  of  Reporting  Person